February 20, 2020

Robert L. Salomon
Chief Financial Officer
Beazer Homes USA Inc
1000 Abernathy Road, NE
Suite 260
Atlanta, GA 30328

       Re: Beazer Homes USA Inc
           Form 10-K for the year ended September 30, 2019
           Filed November 13, 2019
           File No. 001-12822

Dear Mr. Salomon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2019

Item 6. Selected Financial Data, page 24

1. We note your disclosure of a net debt ratio on page 24. Please revise your disclosure to include a reconciliation of net debt to its most comparable GAAP measure pursuant to
      Item 10(e)(i)(B) of Regulation S-K.
2. We note that you have added back stock based compensation expense to arrive at the measure of EBITDA presented on page 26. Please tell us why you believe this presentation complies with Question 103.01 of the Non-GAAP C&DIs, or revise in future filings.
Note (2) Basis of Presentation and Summary of Significant Accounting Policies Accounts Receivable and Allowance, page 51
 Robert L. Salomon
Beazer Homes USA Inc
February 20, 2020
Page 2
3. We note your disclosure on page 51 that accounts receivable include escrow deposits to be received from title companies associated with closed homes. We also note your disclosure on page 55 that cash from home closings held in escrow for your benefit are considered deposits in-transit and classified as cash. Please clarify for us this apparent discrepancy and revise your disclosure in future filings as appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jorge Bonilla at 202-551-3414 or Kristi Marrone at 202-551-3429 if
you have questions.



                                                           Sincerely,
FirstName LastNameRobert L. Salomon
                                                           Division of
Corporation Finance
Comapany NameBeazer Homes USA Inc
                                                           Office of Real
Estate & Construction
February 20, 2020 Page 2
cc:       Keith L. Belknap
FirstName LastName